UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 11-K
ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended: December 31, 2010
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ______________ to ______________
Commission File Number: 001-32410
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
Celanese Americas Retirement Savings Plan
1601 W LBJ Freeway
Dallas, TX 75234
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Celanese Corporation
1601 W LBJ Freeway
Dallas, TX 75234

Celanese Americas Retirement Savings Plan

*	Other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (“ERISA”) have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED ACCOUNTING FIRM
To the Plan Administrator and Investment Committee of the
Celanese Americas Retirement Savings Plan
We have audited the accompanying statement of net assets available for benefits of the Celanese Americas Retirement Savings Plan as of December 31, 2010 and the related statement of changes in net assets available for benefits for the year then ended. The financial statements of the Plan as of and for the year ended December 31, 2009, were audited by other auditors whose report dated June 24, 2010, expressed an unqualified opinion on those financial statements. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Celanese Americas Retirement Savings Plan as of December 31, 2010, and the changes in its net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.
Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Form 5500, Schedule H, Line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2010, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ Whitley Penn LLP
Dallas, Texas
June 28, 2011

Celanese Americas Retirement Savings Plan
Statements of Net Assets Available for Benefits

	As of December 31,
	2010	2009
	(In $ thousands)
Assets
Investments
At fair value (Note 4)	534,997	525,282
Wrapper contracts	238	303

Total investments	535,235	525,585

Receivables
Contributions — company	318	—
Contributions — participants	584	—
Securities sold	102	50
Notes receivable from participants	7,569	7,923
Accrued interest and dividends	427	521

Total receivables	9,000	8,494

Total assets	544,235	534,079

Liabilities
Administrative payables	212	317

Net assets available for benefits at fair value	544,023	533,762

Adjustment from fair value to contract value for fully benefit-responsive investment contract (Note 4)	3,819	11,393

Net assets available for benefits	547,842	545,155

See accompanying notes to financial statements.

Celanese Americas Retirement Savings Plan
Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31,
	2010	2009
	(In $ thousands)
Investment income
Net appreciation of investments (Note 4)	47,702	84,431
Interest	2,589	4,029
Interest, notes receivable from participants	390	555
Dividends	1,912	1,437
Other	114	114

Total investment income	52,707	90,566
Contributions
Company, net of forfeitures	8,463	9,160
Participants	15,529	17,255
Rollovers	716	946

Total contributions	24,708	27,361
Administrative expenses	(1,092)	(1,236)
Withdrawals and distributions	(73,634)	(67,039)
Net transfers to other plans	(2)	(70)

Net increase	2,687	49,582

Net assets available for benefits
Beginning of year	545,155	495,573

End of year	547,842	545,155

See accompanying notes to financial statements.

Celanese Americas Retirement Savings Plan
Notes to Financial Statements
(1) Description of the Plan
The Celanese Americas Retirement Savings Plan (the “Plan”) is a participant-directed, defined contribution plan sponsored by Celanese Americas LLC (the “Company”), a wholly owned subsidiary of Celanese Corporation. The Plan covers certain employees of the Company and its participating affiliates (“Participants”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Participants in the Plan should refer to the Plan document for more complete details of the Plan’s provisions.
Under resolutions passed by the Company’s Board of Managers, the Benefits Committee and Investment Committee have been assigned responsibility for the guidance, control and administration of the Plan assets. Each committee is a named fiduciary of the Plan in accordance with Section 402(a) of ERISA.
The Investment Committee is also responsible for the guidance, control and administration of the Plan assets. These responsibilities include, but are not limited to, the following:
• The adoption of an investment policy statement;
• The selection and monitoring of the Plan’s third party service providers such as trustee/custodial bank, investment managers and consultants;
• The routine review and evaluation of each of the Plan’s investment options relative to investment guidelines, performance benchmarks and other relevant criteria; and
• The routine review and control of Plan investment costs.
The Benefits Committee is responsible for the administration and operations of the Plan. These responsibilities include, but are not limited to, the following:
• The determination of eligibility for participation or benefits and to construe the terms of the Plan;
• To enact rules and regulations to carry out the provisions of the Plan;
• The evaluation of the Plan’s administrative procedures; and
• To decide Plan claims or appeals.
Under the authority of the Company’s Board of Managers, either committee may delegate any part of its authority to one or more individuals. The delegation or sub-delegation to other individuals does not relieve either committee of its fiduciary responsibility with respect to the Plan. Each committee meets at least four times a year to report on the Plan’s investment performance and other matters relevant to the Plan.
The Plan uses third party providers to administer the Plan and its assets. These services include, but are not limited to, the following:
• Trustee — a requirement under ERISA that Plan assets be held separate with a trustee institution, typically a bank. The trustee has certain defined responsibilities under ERISA.
• Investment management — as a matter of policy, the Plan has elected to employ external investment advisors to manage all of the Plan’s assets. Varying investment options with different risk and reward characteristics are included in the Plan.
• Record keeping — each participant account balance must be accurately maintained.
• Education and communication — a program of reports and educational materials designed for the Plan participants.
• Performance measurement — performance of each investment manager, including performance versus relevant benchmarks, individual portfolio characteristics and risk analytics.
• Consultants — the Plan may use consultants on a full-time retainer basis or on a project basis to provide a variety of specialized services, including, plan design, investment manager searches and investment manager monitoring.

The Investment Committee, Benefits Committee or any third party providers shall discharge their respective responsibilities with the care, skill, prudence and diligence under the circumstances then prevailing that a prudent person acting in a like capacity and familiar with such matters would use. These actions are to be consistent with Plan provisions and investment policies, objectives and guidelines.
Eligibility
Employees are eligible to participate in the Plan as soon as administratively practicable following their date of hire, taking into account the timing of the Company’s payroll cycles. Participants are automatically enrolled in the Plan at a pre-tax contribution rate of 3%, unless they choose to opt out of the Plan or elect to contribute at a contribution percentage other than the automatic 3%. At the time a Participant is automatically enrolled, their contributions will be invested in the Plan’s default fund, a target-date retirement portfolio that is based on the Participant’s date of birth and an assumed retirement age of 65.
Participant Contributions
Participants may contribute from 2% to 80% of their eligible compensation, as defined in the Plan document and subject to certain Internal Revenue Code (“IRC”) limitations, through payroll deductions. Participants may designate contributions as either “before-tax,” “after-tax” or a combination of both. Participants’ before-tax contributions and Company contributions are deferred compensation pursuant to Section 401(k) of the IRC.
Company Contributions
The Company makes a contribution equal to the amount contributed by each Participant up to 5% of such Participant’s eligible compensation for Participants, as defined in the Plan document.
Vesting
All Participants’ contributions and income earned or losses incurred thereon are fully vested at all times. Effective January 1, 2008, Company contributions to active Participants and income earned or losses incurred thereon are also vested at all times. Company contributions to inactive Participants that were not vested as of January 1, 2008 will be forfeited upon request for distribution.
Forfeitures
Forfeitures of non-vested Company contributions are used to reduce future employer contributions or to restore prior forfeitures under certain conditions. In 2010 and 2009, Company contributions were reduced by $0 and $266,266 respectively, from forfeited non-vested accounts. At December 31, 2010, forfeitures of $23,282 were available for reducing future employer contributions or to restore prior forfeitures under certain conditions.
Distributions and Withdrawals
A Participant’s entire vested account balance shall be payable upon termination of employment, retirement, disability or death. Participants who suffer a financial hardship, as defined in the Plan document, may withdraw all or part of their vested account balance before tax contributions subject to certain provisions, as described in the Plan document. Distributions and withdrawals under the Plan are made in cash in the form of a lump sum. Payments are made as soon as administratively practicable within the provisions of the Plan. The Plan allows for in-service withdrawals of vested contributions under certain circumstances, as defined in the Plan document.
Participant Accounts
Each Participant’s account is credited with the Participant’s contributions, the appropriate amount of Company contributions and an allocation of the Plan’s earnings or losses and the investment management fees in accordance with the allocation provisions contained in the Plan document. The benefit to which a Participant is entitled is the benefit that can be provided from the Participant’s vested account balance.
Notes Receivable from Participants
Active Participants with a vested account balance of at least $2,000, may borrow up to the lesser of 50% of the vested account balance or $50,000 less the highest outstanding loan balance in the previous 12 months. The minimum loan available is $1,000 and shall not exceed $50,000. Loans are generally for periods of up to five years with the exception of the purchase of a primary residence in which case the loan can be for a period up to fifteen years. Loans are repaid in bi-weekly installments and include interest charges. The interest rate on new loans, fixed on the first business day of the month, is based on the Prime Lending Rate (per the Wall Street Journal) plus 1%. The range of interest rates for outstanding Participant loans as of December 31, 2010 was 4.25% to 11.5% with maturities ranging from 2011 to 2025.
Each loan is adequately secured through the balance in the Participant’s plan account. If a Participant defaults on his or her loan by failing to make timely repayments, the outstanding principal and interest due on the loan is treated as a deemed distribution and reported as a taxable distribution to the Participant in the year of default. If the Participant has an outstanding loan and takes a distribution of his or her plan benefit, the outstanding principal and interest due on the loan is included in the amount distributed to the Participant.
Investments
Plan Participants may direct the investment of their account in 1% increments among any of the following 20 investment options:

Investment Option	Investment Manager
2000 Retirement Portfolio	Alliance Bernstein
2005 Retirement Portfolio	Alliance Bernstein
2010 Retirement Portfolio	Alliance Bernstein
2015 Retirement Portfolio	Alliance Bernstein
2020 Retirement Portfolio	Alliance Bernstein
2025 Retirement Portfolio	Alliance Bernstein
2030 Retirement Portfolio	Alliance Bernstein
2035 Retirement Portfolio	Alliance Bernstein
2040 Retirement Portfolio	Alliance Bernstein
2045 Retirement Portfolio	Alliance Bernstein
2050 Retirement Portfolio	Alliance Bernstein
Core Bond Fund	Pacific Investment Management Co.
Government Securities Fund	Hoisington Investment Management Co.
S&P 500 Index Fund	Blackrock
Large-Cap Value Fund	Alliance Bernstein Investment Management
Large-Cap Growth Fund	Marsico Capital Management
International Stock Fund	Capital Guardian Trust Company
Small-Cap Core Fund	Blackrock
Stable Value Fund	JP Morgan Asset Management
Celanese Stock Fund	State Street Global Advisors
A Participant may transfer all or a portion of his or her interest, in 1% increments, from one investment fund to another, subject to trading restrictions. Each of the Plan’s investment options is managed for the Plan by independent investment managers who employ a specific set of investment criteria endorsed and monitored by the Investment Committee.

•	Celanese Stock Fund
The Celanese Stock Fund is a “stock bonus plan” (as defined by U.S. Treasury Regulation §1.401-1 (b)(i)(iii)) with a primary investment in common shares of Celanese Corporation. Participant holdings of Celanese Corporation common shares are limited to 20% of the Participants’ total account balance under the Plan. There is a 30-day restriction on reentry into the Celanese Stock Fund after a sale of stock. State Street Global Advisors was named as the fiduciary of the Celanese Stock Fund. The Trustee shall vote shares of Celanese Corporation stock in accordance with the instructions of the Participants in whose accounts the shares are held. During 2010, the Trustee purchased 49,790 shares of Celanese Corporation stock for the fund at an average price of $30.80 per share and sold 168,077 shares of Celanese Corporation stock for the fund at an average price $33.55 per share. During 2009, the Trustee purchased 103,540 shares of Celanese Corporation stock for the fund at an average price of $13.14 per share and sold 280,861 shares of Celanese Corporation stock for the fund at an average price $23.57 per share.
•	Investment Contracts
The Plan invests in fully benefit-responsive investment contracts held in the Stable Value Fund, which are reported in the Statement of Changes in Net Assets Available for Benefits at contract value. The Statement of Net Assets Available for Benefits presents fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value.
The Stable Value Fund permits all Participant initiated transactions as allowed by the Plan to occur at contract value. Events that would limit the Plan’s ability to execute transactions at contract value are improbable, except for termination of the Plan by the Company; Company-initiated withdrawals may be subject to a market adjustment.
The average yield of the investment contracts was 3.14% and 4.19% for the years ended December 31, 2010 and 2009, respectively. The stabilized interest rate (“Crediting Rate”) on investment contracts was 1.25% and 1.52% as of December 31, 2010 and 2009, respectively. The Crediting Rates are provided to Participants in the fund on a designated pool of investments held by the fund, through contracts generally referred to as a “wrapper”. The contracts provide assurance that the adjustments to the interest Crediting Rate will not result in a future interest Crediting Rate that is less than zero.
(2) Recent Accounting Pronouncements

In January 2010, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2010-6, Improving Disclosures about Fair Value Measurements, which requires additional disclosures on transfers in and out of Level 1 and Level 2 and on activity for Level 3 fair value measurements. The new disclosures and clarifications of existing disclosures are effective for interim and annual reporting periods beginning after December 15, 2009, and were adopted by the Plan in the year ended December 31, 2010. The adoption of this part of the update did not have a material impact on the Plan’s financial statements. The disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years and will be adopted by the Plan in the year ending December 31, 2011. The adoption of this part of the update is not anticipated to have a material impact on the Plan’s financial statements.

The FASB issued ASU 2010-25, Plan Accounting — Defined Contribution Pension Plans, Accounting Standards Codification (“ASC”) 962: Reporting Loans to Participants by Defined Contribution Pension Plan, in September 2010. ASU 2010-25 requires participant loans to be measured at their unpaid principal balance plus any accrued and unpaid interest and to be classified as notes receivable from participants. Previously, loans were measured at fair value and classified as investments. This standard is effective for financial statements issued for fiscal years ending after December 15, 2010, and was adopted by the Plan in the year ended December 31, 2010. The adoption of this update did not have a material impact on the Plan’s financial statements.
(3)	Summary of Significant Accounting Policies
Basis of Presentation
The accompanying financial statements have been prepared in accordance with the accounting principles generally accepted in the United States of America (“US GAAP”) for all periods presented.
Valuation of Investments and Income Recognition
The Plan’s investments are stated at fair value. All purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded when earned. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) in fair value of investments includes realized gains and losses on investments sold during the year as well as net appreciation (depreciation) of the investments held at the end of the year.
Risks and Uncertainties
The assets of the Plan consist primarily of investments held at fair value. These investments are subject to market risks and are influenced by such factors as investment objectives, interest rates, stock market performance, economic conditions and world affairs. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect Participant account balances and the amounts reported in the financial statements.
Use of Estimates
The preparation of financial statements in accordance with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.
Payment of Benefits
Benefits are recorded when paid.
Reclassifications
Certain prior period amounts have been reclassified to conform to the current year presentation.
(4) Investments
The Plan’s investments, including investments bought and sold and held during the years, appreciated (depreciated) in value as follows:

	For the Years Ended
	December 31,
	2010	2009
	(In $ thousands)
Quoted market price
Fixed income	466	(6,640)
Equities — excluding Celanese Corporation	2,680	5,256
Equities — Celanese Corporation	6,882	16,651
Registered investment companies	147	896

	10,175	16,163

Investments at estimated fair value
Common/collective trusts	37,592	68,280
Wrapper contracts	(65)	(12)

	47,702	84,431

Investments representing 5% or more of the Plan’s net assets are as follows:

	As of December 31
	2010	2009
	(In $ thousands)
Alliance Collective Investment Trust	31,307	29,829
BR Equity Index Fund	43,294	40,229
Alliance Bernstein 2015 Retirement Fund	35,109	35,481
Alliance Bernstein 2020 Retirement Fund	39,871	37,894
Alliance Bernstein 2025 Retirement Fund	33,440	30,419
Bank of America, contract no. 02 011	47,499	53,078
Natixis, contract no. 1837 01	47,363	53,060
State Street Bank, contract no. 102063	47,499	53,078

Investment Contracts

		Wrapper
	Investments at	Contracts at	Adjustment to
2010	Fair Value	Fair Value	Contract Value
	(In $ thousands)
US government securities	115	—	—
Interest-bearing cash	678	—	—
JP Morgan Intermediate Bond Fund	141,330	—	—
Wrapper contracts	—	238	3,819

	142,123	238	3,819

		Wrapper
	Investments at	Contracts at	Adjustment to
2009	Fair Value	Fair Value	Contract Value
		(In $ thousands)
US government securities	506	—	—
Interest-bearing cash	445	—	—
JP Morgan Intermediate Bond Fund	146,568	—	—
Wrapper contracts	—	303	11,393

	147,519	303	11,393

The fair value of the wrapper is determined by calculating the present value of excess future wrapper fees. When the replacement cost of the wrapper contracts (a re-pricing provided annually by each issuer) is greater than the current wrapper fee, the difference is converted into the implied additional fee payment cash flows for the duration of the holding. The present value of that cash flow stream is calculated using a swap curve yield that is based on the duration of the holding, and adjusted for the holding’s credit quality rating. Since the replacement costs of the wrapper contracts exceeded the actual costs as of December 31, 2010 and 2009, the fair value of the wrapper contracts is valued at $238,406 and $303,464, respectively.
The plan adopted FASB ASC Topic 820, Fair Value Measurements and Disclosures (“FASB ASC Topic 820”) as of December 31, 2008. FASB ASC Topic 820 provides the framework for measuring fair value and establishes a fair value hierarchy provides the framework for measuring fair value. FASB ASC Topic 820 establishes a fair value hierarchy that prioritizes the inputs used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). This hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. If a financial instrument uses inputs that fall in different levels of the hierarchy, the instrument will be categorized based upon the lowest level of input that is significant to the fair value calculation. Valuations for fund investments such as common/collective trusts and registered investment companies, which do not have readily determinable fair values, are typically estimated using a net asset value provided by a third party as a practical expedient.
The three levels of inputs used to measure fair value are as follows:
Level 1 — unadjusted quoted prices for identical assets or liabilities in active markets accessible by the Company
Level 2 — inputs that are observable in the marketplace other than those inputs classified as Level 1
Level 3 — inputs that are unobservable in the marketplace and significant to the valuation

The Plan’s investments are measured at fair value on a recurring basis and include the following items:
Common/Collective Trusts: Composed of various funds whose diversified portfolio is comprised of foreign and domestic equities, fixed income securities, and short term investments. Investments are valued at the net asset value of units held by the Plan at year-end.
Equities and Fixed Income: Includes corporate stock and government securities: Valued at the closing price reported on the active market in which the individual securities are traded. Automated quotes are provided by multiple pricing services and validated by the Plan custodian. These securities are traded on exchanges as well as in the over the counter market.
Investment contracts: Calculated based on the market values of the underlying securities. The investment contracts invest primarily in the Stable Value Fund which is valued at the net asset value of shares held by the Plan at year-end.
Registered Investment Companies: Composed of a publicly traded investment company whose portfolio is comprised of fixed income securities and derivative assets including futures, swaps, and options. The investment is valued at the net asset value of units held by the Plan at year-end, which is listed on an active exchange.
Short-term investment funds: Foreign and domestic currencies as well as short-term securities are valued at cost plus accrued interest, which approximates fair value.
Wrapper contracts: Determined by taking the difference between the actual wrap fee of the contract and the price at which an identical wrap contract would be priced under current market conditions. That change in fees is applied to the year-end book value of the contract to determine the wrapper contract’s fair value.

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets at fair value:

	Fair Value Measurement as of
	December 31, 2010 Using
	Quoted Prices in
	Active Markets for	Significant Other
	Identical Assets	Observable Inputs
	(Level 1)	(Level 2)	Total
Assets		(In $ thousands)
Investments
Common/collective trusts — US Equities	—	97,277	97,277
Common/collective trusts — International equities	—	25,717	25,717
Common/collective trusts — Target date [1]	—	182,314	182,314
Equities — US companies	1,703	—	1,703
Equities — International companies	46,947	—	46,947
Fixed income — Treasuries	15,612	—	15,612
Investment contracts	—	142,123	142,123
Registered investment companies — Fixed income	18,213	—	18,213
Short-term investment funds	—	5,091	5,091
Wrapper contracts	—	238	238

Total assets	82,475	452,760	535,235

[1] Investments allocated across 11 funds considering target retirement dates. Assets in each fund are allocated among US equities, international equities, fixed income and real estate securities.

	Fair Value Measurement as of
	December 31, 2009 Using
	Quoted Prices in
	Active Markets for	Significant Other
	Identical Assets	Observable Inputs
	(Level 1)	(Level 2)	Total
Assets		(In $ thousands)
Investments
Common/collective trusts — US Equities	—	88,791	88,791
Common/collective trusts — International equities	—	26,079	26,079
Common/collective trusts — Target date [2]	—	177,912	177,912
Equities — US companies	40,956	—	40,956
Equities — International companies	3,267	—	3,267
Fixed income	16,086	—	16,086
Investment contracts	—	147,519	147,519
Registered investment companies — Fixed income	17,625	—	17,625
Short-term investment funds	—	7,047	7,047
Wrapper contracts	—	303	303

Total assets	77,934	447,651	525,585

[2]	Investments allocated across 11 funds considering target retirement dates. Assets in each fund are allocated among US equities, international equities, fixed income and real estate securities.

(5) Plan Termination
Although the Company has not expressed any intent to terminate the Plan, it may do so at any time, subject to the provisions of ERISA. In accordance with Plan provisions, active Participants are always 100% vested in Company contributions.
(6) Federal Income Taxes
The Internal Revenue Service has determined and informed the Company by a letter dated January 7, 2011, that the Plan and related trust are designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.
(7) Administrative Expenses
Administrative expenses (principally record keeping costs and legal fees) are accrued and charged against the respective funds of the Plan. Investment management fees, taxes, brokerage commissions, and related fees are paid from the respective funds from which they are levied, assessed, or incurred. Certain administrative expenses of the Plan are paid by the Company. Expenses not paid by the Company are paid by the Plan.
(8) Parties-in-Interest
Certain Plan investments are shares of common/collective trusts managed by JPMorgan/American Century or State Street Bank & Trust Company. In addition, certain Plan investments are in interest bearing cash accounts managed by Morgan Guaranty Trust Company of New York. JPMorgan Retirement Plan Services is the record keeper and State Street Bank & Trust Company is the Trustee, as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. These transactions are covered by an exemption from the prohibited transaction provisions of ERISA and the IRC. The Plan also invests in the common stock of the Company as well as makes loans to Participants, both of which qualify as parties-in-interest to the Plan and are exempt from prohibited transaction rules.

(9) Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2010 to the Form 5500:

	2010	2009
	Net Assets
	(In $ thousands)
Net assets available for benefits per the financial statements	547,842	545,155
Current year adjustment from fair value to contract value for fully benefit-responsive investment contracts	(3,819)	(11,393)
Accrued administrative expenses	—	(127)

Net assets available for benefits per Form 5500	544,023	533,635

The following is a reconciliation of the net increase in net assets per the financial statements for the year ended December 31, 2010 to the Form 5500:

	2010	2009
	Net Increase
	(In $ thousands)
Net increase in net assets per the financial statements	2,687	49,582
Prior year adjustment from fair value to contract value for fully benefit-responsive investment contracts	11,393	23,095
Current year adjustment from fair value to contract value for fully benefit-responsive investment contracts	(3,819)	(11,393)
Change in accrued administrative expenses	127	(79)

Net increase in net assets per Form 5500	10,388	61,205

(10) Subsequent Events
Subsequent events have been evaluated through the date of issuance. During this period, there have been no material events that would require recognition in the financial statements or disclosures to the financial statements.

CELANESE AMERICAS RETIREMENT SAVINGS PLAN
FORM 5500, SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
(Plan # 001)
CELANESE AMERICAS CORPORATION EIN: 22-1862783 05MK
December 31, 2010

(A) Fund	(B) Identity of Issuer, Borrower, Lessor or Similar Party	(C) Description of Investment			(D) Cost	( E) Current Value
		Shares/Par	Rate of Interest	Maturity
	INTEREST BEARING CASH
	BGI MONEY MARKET FD FOR EBT	11.000			**	$11.00
	BZW PRINCIPAL CASH	1.140			**	1.14
*	JPMCB LIQUIDITY FUND	2,875,848.660			**	2,875,848.66
*	STATE STREET BANK & TRUST CO	2,214,611.73	1.00	12/31/2030	**	2,214,611.73

	TOTAL INTEREST BEARING CASH	5,090,472.53				$5,090,472.53

	U.S. GOVERNMENT SECURITIES
	UNITED STATES TREAS BDS	8,125,000.00	4.750	2/15/2037	**	$8,731,840.00
	UNITED STATES TREAS N/B	4,500,000.00	4.250	5/15/2039	**	4,433,202.00
	UNITED STATES TREAS N/B	1,060,000.00	4.375	5/15/2040	**	1,065,130.40
	UNITED STATES TREAS N/B	1,500,000.00	3.875	8/15/2040	**	1,381,641.00

	TOTAL U.S. GOVERNMENT SECURITIES	15,185,000.00				$15,611,813.40

	CORPORATE STOCKS — PREFERRED
	WELLS FARGO + CO	3,350.000			**	$91,086.50

	TOTAL CORPORATE STOCKS — PREFERRED	3,350.000				$91,086.50

	CORPORATE STOCKS — COMMON
	AMAZON COM INC	6,192.000			**	$1,114,560.00
	AMERICAN TOWER CORP CL A	5,957.000			**	307,619.48
	ANADARKO PETROLEUM CORP	10,435.000			**	794,729.60
	APPLE INC	4,334.000			**	1,397,975.04
	BHP BILLITON PLC ADR	11,903.000			**	958,191.50
	BAIDU INC SPON ADR	7,719.000			**	745,115.07
	BROADCOM COPR CL A	14,305.000			**	622,982.75
*	CELANESE CORP SERIES A	572,917.000			**	23,586,992.89
	CITIGROUP INC	140,393.000			**	664,058.89
	CUMMINS INC	3,102.000			**	341,251.02
	DANAHER CORP	9,785.000			**	461,558.45
	DOW CHEM CO	35,008.000			**	1,195,173.12
	EOG RESOURCES INC	5,110.000			**	467,105.10
	EATON CORP	2,810.000			**	285,243.10
	FEDEX CORP	3,710.000			**	345,067.10
	F5 NETWORKS INC	961.000			**	125,083.76
	FORD MOTOR CO	18,769.000			**	315,131.51
	FREEPORT MCMORAN COPPER	3,067.000			**	368,316.03
	GENERAL DYNAMICS CORP	9,117.000			**	646,942.32
	GOLDMAN SACHS GROUP INC	4,428.000			**	744,612.48
	HALLIBURTON CO	5,117.000			**	208,927.11
	ESTEE LAUDER COMPANIES CL A	3,508.000			**	283,095.60
	MCDONALDS CORP	13,163.000			**	1,010,391.88
	MEAD JOHNSON NUTRITION CO	3,514.000			**	218,746.50

CELANESE AMERICAS RETIREMENT SAVINGS PLAN
FORM 5500, SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
(Plan # 001)
CELANESE AMERICAS CORPORATION EIN: 22-1862783 05MK
December 31, 2010

(A) Fund	(B) Identity of Issuer, Borrower, Lessor or Similar Party	(C) Description of Investment			(D) Cost	( E) Current Value
		Shares/Par	Rate of Interest	Maturity
	MONSANTO CO	14,599.000			**	1,016,674.36
	NIKE INC CL B	10,587.000			**	904,341.54
	NORDSTROM INC	8,004.000			**	339,209.52
	ORACLE CORP	30,161.000			**	944,039.30
	PNC FINANCIAL SERVICES GROUP	10,975.000			**	666,402.00
	PPG INDUSTRIES INC	7,640.000			**	642,294.80
	PRAXAIR	8,896.000			**	849,301.12
	PRECISION CASTPARTS CORP	2,868.000			**	399,254.28
	PRICELINE COM INC	1,567.000			**	626,094.85
	SALESFORCE.COM INC	3,617.000			**	477,444.00
	STARBUCKS	2,329.000			**	74,830.77
	TJX COMPANIES INC	11,211.000			**	497,656.29
	TIFFANY + CO	7,477.000			**	465,592.79
	US BANCORP	34,771.000			**	937,773.87
	UNION PAC CORP	12,319.000			**	1,141,478.54
	WELLS FARGO + CO	19,627.000			**	608,240.73
	WYNN RESORTS LTD	3,885.000			**	403,418.40
	YUM BRANDS INC	7,254.00			**	355,808.70

	TOTAL CORPORATE STOCKS — COMMON	1,093,111.00				$48,558,726.16

	COMMON/COLLECTIVE TRUSTS
	ALLIANCE COLLECTIVE INVT TR	2,486,648.559			**	$31,306,905.36
	ALLIANCE BERNSTEIN 2000 RET	330,330.889			**	3,402,408.16
	ALLIANCE BERNSTEIN 2005 RET	830,132.248			**	8,276,418.51
	ALLIANCE BERNSTEIN 2010 RET	1,834,668.811			**	17,961,407.66
	ALLIANCE BERSTEIN 2015 RET	3,676,381.251			**	35,109,440.95
	ALLIANCE BERSTEIN 2020 RET	4,287,201.136			**	39,870,970.56
	ALLIANCE BERSTEIN 2025 RET	3,674,768.362			**	33,440,392.09
	ALLIANCE BERSTEIN 2030 RET	2,354,378.481			**	21,001,056.05
	ALLIANCE BERSTEIN 2035 RET	1,402,851.867			**	12,288,982.35
	ALLIANCE BERSTEIN 2040 RET	584,266.881			**	5,118,177.88
	ALLIANCE BERSTEIN 2045 RET	407,276.610			**	3,571,815.87
	ALLIANCE BERSTEIN 2050 RET	259,234.630			**	2,273,487.71
	BR RUSSELL 2000 INDEX FUND F	1,071,659.492			**	22,676,314.85
	BR EQUITY INDEX FUND F	2,144,315.732			**	43,293,734.63
	CAP GUARDIAN 003 01	569,583.968			**	25,716,716.16

	TOTAL COMMON/COLLECTIVE TRUSTS	25,913,698.917				$305,308,228.79

CELANESE AMERICAS RETIREMENT SAVINGS PLAN
FORM 5500, SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
(Plan # 001)
CELANESE AMERICAS CORPORATION EIN: 22-1862783 05MK
December 31, 2010

(A) Fund	(B) Identity of Issuer, Borrower, Lessor or Similar Party	(C) Description of Investment			(D) Cost	( E) Current Value
		Shares/Par	Rate of Interest	Maturity
	REGISTERED INVESTMENT COMPANY
	PIMCO TOTAL RETURN FUND	1,678,649.266			**	$18,213,344.54

	TOTAL REGISTERED INVESTMENT COMPANY	1,678,649.266				$18,213,344.54

	INSURANCE CO. GENERAL ACCOUNT
	BANK OF AMERICA	47,499,298.539	5.00	12/31/2055	**	$47,499,298.54
	NATIXIS	47,362,812.800	5.00	12/31/2055	**	47,362,812.80
*	STATE STREET BANK	47,499,119.311	5.00	12/31/2055	**	47,499,119.31

	TOTAL INSURANCE CO. GENERAL ACCOUNT	142,361,230.650				$142,361,230.65

	LOANS TO PARTICIPANTS — OTHER
*	LOANS TO PARTICIPANTS	7,569,414.910	4.25 to 11.50	Various maturity dates	$—	$7,569,414.91

	TOTAL LOANS TO PARTICIPANTS — OTHER	7,569,414.910				$7,569,414.91

	TOTAL ASSETS HELD FOR INVESTMENT PURPOSES	198,894,927.273				$542,804,317.48

*	Party-in-interest as defined by ERISA

**	Cost information is not required for participant-directed investments and, therefore, is not included.

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Celanese Americas Retirement Savings Plan
By:	/s/ Christopher W. Jensen
Christopher W. Jensen
Senior Vice President, Finance of Celanese Corporation President of Celanese Americas LLC
Date: June 28, 2011